DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

Via EDGAR

January 16, 2015

Mr. Eric McPhee

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Strategic Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2013
Filed March 31, 2014
File No. 0-54376

Dear Mr. McPhee:

On behalf of our client, Strategic Realty Trust, Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporate Finance to Terri Garnick, Chief Financial Officer of the Company, dated December 19, 2014, regarding the above-referenced filing. For your convenience, we have reproduced the comments below, along with our responses.

Form 10-K for fiscal year ended December 31, 2013

Item 2. Properties, page 19

1.	In your future Exchange Act periodic reports, please revise your disclosure in this section to identify any anchor tenants for your properties. Please also state here occupancy levels and your average annual rent on a portfolio basis.

RESPONSE: The Company confirms that it will provide the requested disclosure in future periodic filings.

Lease Expirations, page 20

2.	In future Exchange Act periodic reports, please expand your lease expirations tabular disclosure to include information for each of the next ten years.

RESPONSE: The Company confirms that it will provide the requested disclosure in future periodic filings.

3.	We note your disclosure on page 20 indicating that leases representing 7% and 9% of your Portfolio Annualized Base Rent are expiring in 2014 and 2015, respectively. In future Exchange Act periodic reports, please expand this disclosure to discuss any trends regarding the relationship of market rents to your expiring rents.

RESPONSE: The Company confirms that it will provide the requested disclosure in future periodic filings.

Mr. Eric McPhee Division of Corporation Finance U.S. Securities and Exchange Commission January 16, 2015 Page 2

4.	We note your disclosure on page 20 that annualized base rent represents annualized contractual base rental income. In your future Exchange Act periodic reports, please clarify whether any tenant concessions such as free rent are included, and if so, please quantify the amount.

RESPONSE: The Company confirms that it will provide the requested disclosure in future periodic filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

5.	In future Exchange Act periodic reports, please provide more detailed leasing statistics, including the amount of space available at the start of the period, the amount of lease expirations, the amount of new leases, the amount of renewals and the amount of vacant space at the end of the period. Additionally, please provide more detailed disclosure regarding tenant improvement costs and leasing commission costs for new leases.

RESPONSE: The Company confirms that it will provide the requested disclosure in future periodic filings.

Funds from Operations and Modified Funds from Operations, page 39

6.	In future filings, please reconcile FFO from Net loss for the REIT as opposed to Net loss attributable to common shares. Alternatively, you may revise your disclosure to clarify you are presenting FFO, as well as MFFO and Adjusted MFFO, attributable to common shares.

RESPONSE: The Company confirms that in future periodic filings it will revise its disclosure to clarify that it is presenting FFO as well as MFFO and Adjusted MFFO attributable to common shares.

7.	We note that you have disclosed performance measures referred to as “modified funds from operations” and “adjusted MFFO.” We further note your narrative disclosure on pages 39-42. Please provide us a detailed analysis of why these measures are useful to investors. Where appropriate, please address the usefulness of each significant adjustment. We may have further comment.

RESPONSE: As provided in our Form 10-K discussion of non-GAAP performance financial measures, we believe by providing MFFO and adjusted MFFO we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed.

We believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. The Investment Program Association, or “IPA”, an industry trade group, standardized MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe is an appropriate supplemental measure to reflect our operating performance. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going-forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are generally not involved in acquisition activities. In addition, we believe that our use of MFFO and the adjustments used to calculate MFFO allow us to present our performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors.

Mr. Eric McPhee Division of Corporation Finance U.S. Securities and Exchange Commission January 16, 2015 Page 3

We also present MFFO adjusted for the non-cash amortization of deferred financing costs and non-recurring default interest, penalties and fees, or adjusted MFFO. Management believes that the measure resulting from an adjustment to MFFO for noncash interest expense provides supplemental information that allows for better comparability of reporting periods. We also believe that adjusted MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not involved in significant acquisition and related short-term borrowing activities.

In our Form 10-K we made the following adjustments to FFO to calculate MFFO. These adjustments are discussed on pages 39-42 of our Form 10-K and in the footnotes to the FFO, MFFO and adjusted MFFO table on page 43 of our Form 10-K. A copy of the relevant footnote disclosures marked to show changes we will make in our future Exchange Act reports is included below.

Straight-line rent.

(2)    Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.

Transaction expenses.

(3)    In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding ~~expensed~~ acquisition fees and expenses ~~and certain disposition costs related to abandoned real estate sales~~, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition ~~and disposition~~ fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition ~~and disposition~~ fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. ~~In the event that proceeds from our initial public offering are not available to fund our reimbursement of acquisition fees and expenses incurred by our advisor, such fees and expenses will need to be reimbursed to our advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows.~~ The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders.

Mr. Eric McPhee Division of Corporation Finance U.S. Securities and Exchange Commission January 16, 2015 Page 4

Amortization of above market leases.

(4)    Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

Realized losses from the early extinguishment of debt.

(5)    We exclude the impact of discrete non-operating transactions and other events which we do not consider representative of the comparable operating results of our core business platform, or real estate operating portfolio. This item includes ~~relates to~~ the write-off of unamortized deferred financing costs as a result of refinancing and incremental interest due to early extinguishment of debt. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

Accretion of discounts on debt investments and amortization of debt discounts.

In future Exchange Act reports the Company undertakes to add the following footnote to explain the adjustment for accretion of discounts on debt investments and amortization of debt discounts:

In the proper application of GAAP, discounts and premiums on debt investments are allocated to periods using a systematic methodology. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of debt investments and aligns results with management’s analysis of operating performance.

In our Form 10-K we made the following adjustments to MFFO to calculate adjusted MFFO. These adjustments are explained in the discussion on page 41 of our Form 10-K and in the footnotes to the FFO, MFFO and adjusted MFFO table on page 43 of our Form 10-K. A copy of the relevant footnote disclosures marked to show changes we will make in our future Exchange Act reports is included below.

Amortization of deferred financing costs.

(6)    We made an additional adjustment for the non-cash amortization of deferred financing costs as we believe it will provide useful information about our operations excluding non-cash expenses.

Non-recurring default interest, penalties and fees.

(7)    This item relates to an adjustment for the non-recurring late payment charges and default interest paid to cure the events of default under the Lahaina loan and adjustment for forbearance fees paid in connection with resolving the related default under the KeyBank credit facility. Management believes that the expenses related to the default of the Lahaina loan can be characterized as non-recurring based on our borrowing history and the infrequent nature of such events, and are not indicative of the true cost of financing our properties going forward. As such, these items were excluded to provide investors with a more useful measure of our operating performance.

Mr. Eric McPhee Division of Corporation Finance U.S. Securities and Exchange Commission January 16, 2015 Page 5

We anticipate that amounts included in the Company’s adjustment for non-recurring default interest, penalties and fees will vary depending upon other exceptional items that occur. For example, in our Quarterly Report on Form 10-Q for the three months ended September 30, 2014 we included within this line item an adjustment for the penalty payable to the IRS that the Company accrued in connection with the deficiency dividend in 2011. We confirm that in our future periodic reports we will provide a similar level of disclosure to describe the adjustments we include under this line item.

The Company paid forbearance fees in connection with resolving the default under the KeyBank credit facility in 2013 and again in early 2014. These fees were amortized over the remaining term of the forbearance, which ended in July 2014. No further fees are anticipated. We acknowledge that under Item 10(e)(ii)(B) of Regulation S-K, the Company must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Although the Company paid forbearance fees in 2013, which amortized into 2014, we believe that adjusting for these fees does not constitute “smoothing” because the period of default on the KeyBank credit facility and other financings was related to a single defined period of time and because all amounts involved relate to a single event—the financing of the Lahaina acquisition. Management worked diligently to resolve the default, which is now done. Management believes that inclusion of the forbearance fees paid in connection with resolving the default are not indicative of the true cost of financing the Company’s properties going forward. Therefore, we believe that excluding the forbearance fees provides investors with a more useful measure of our operating performance.

In future periodic filings we may revise how MFFO and adjusted MFFO are calculated. We confirm that if we make any changes we will provide similar disclosure to provide a meaningful description of each adjustment and a statement of why management believes that each adjustment is warranted.

We believe that MFFO and adjusted MFFO, along with GAAP financial information, can be useful for management, analysts and investors in analyzing our results and comparing our operating results to other real estate operators. While aspects of MFFO and adjusted MFFO were relevant during our offering and acquisition period, we believe they are also useful measurements over the long term. By providing this information in our Form 10-K and other filings, we make the information available to all parties. Accordingly, we currently plan to continue to report MFFO and adjusted MFFO in our future filings as we believe that MFFO and adjusted MFFO are useful non-GAAAP financial measurements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Eric McPhee Division of Corporation Finance U.S. Securities and Exchange Commission January 16, 2015 Page 6

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at robert.bergdolt@dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

/s/ Rober H. Bergdolt

DLA Piper LLP (US)

Robert H. Bergdolt

RHB:chf